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                                                                      EXHIBIT 48

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                                     [LETTERHEAD]







                                                            [VARLEN LOGO]

August 4, 1999

To Our Stockholders:

     Varlen Corporation has entered into a merger agreement with Amsted Industries Incorporated which provides for a wholly owned subsidiary of Amsted to amend its existing cash tender offer to increase the price offered for all outstanding shares of common stock of Varlen from $35.00 per share to $42.00 per share. The Amsted tender offer will be followed by a merger of the Amsted subsidiary with Varlen. In the merger, each Varlen share which is not purchased in the tender offer will be converted into $42.00 in cash.

     The Board of Directors of Varlen has unanimously approved the transaction with Amsted, has determined that the amended offer and the merger are fair to and in the best interests of Varlen and its stockholders and recommends that stockholders accept the $42.00 amended offer and tender their shares. The amended offer is scheduled to expire at midnight on Friday, August 13, 1999.

     Enclosed is Amsted's Supplement dated August 4, 1999 to its Offer to Purchase dated May 24, 1999, and a revised Letter of Transmittal. These documents set forth the amended terms and conditions of the Amsted tender offer and contain other important information relating to the tender offer and the merger. These documents also provide instructions as to how to tender your Varlen shares. Also attached is a copy of an amendment to Varlen's Schedule 14D-9, as filed with the Securities and Exchange Commission. The attached
Schedule 14D-9 describes in more detail the reasons for your Board's decision. Among other things, the Board considered the opinion of Morgan Stanley & Co. Incorporated, its financial advisor, that the consideration to be received by Varlen stockholders pursuant to the tender offer and the merger is fair to such stockholders from a financial point of view. We urge you to read all of these materials carefully.

     Your Board of Directors, the management and employees of Varlen thank you sincerely for your loyal support.


                              On Behalf of the Board of Directors,

                              Sincerely,

                              /s/ Raymond A. Jean

                              Raymond A. Jean
                              PRESIDENT AND CHIEF EXECUTIVE OFFICER